May 19, 2014

Via FedEx and Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 10, 2014
Form 8-K
Filed February 20, 2014
File No. 001-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated May 9, 2014 (the “May 9th Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the May 9th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.	Please revise to report your correct Commission File Number, which is 1-13718.

The Company confirms that it will use the correct Commission File Number (1-13718) in all future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 26

2.	Please discuss significant trends that affect or are expected to affect your results of operations. In order to provide your investors greater transparency regarding the primary drivers for your organic revenue growth and operation profit, please discuss

•	If true, that 65% of your business is now online, social media and digital;
•	How your revenue mix has shifted to more fee-based revenue compared to pass-through revenue; and
•	How such trends impacted your earnings.

We note your statements in your Q4 2013 Earnings Call.

The Company provides a broad range of marketing communications services to clients that integrates various mediums of advertising, including traditional media (TV or print), out of home, experiential, digital, online or social media. We consider MDC Partners to be born “modern”; i.e., using whatever media channels are appropriate for a particular client/campaign in order to drive the desired result. Almost all campaigns now incorporate a new media component. The Company’s agencies may start with traditional advertising that drives consumers to digital executions or start with digital executions that drive traditional reach. We focus on attracting and retaining the most forward-thinking talent in our industry to provide these services to our clients. It is our ability to deliver effective marketing communications to our clients that attracts incremental revenue and new business opportunities with our existing clients and attracts new clients; both of which represent primary drivers of organic growth. This organic growth is primarily fee revenue and since a significant amount of this growth is from existing clients, the margins on this work are higher than normal, thus increasing operating profits.

Pass-through revenue has no impact on operating profits, but impacts organic growth and operating margins. This is revenue, with no margin attached, that is incurred on the clients’ behalf where we were acting as principal versus agent for certain client contracts. Therefore, the more client contracts that are purely fee-based that we have -- where we are acting as agent and thus have no pass-through costs included in revenue -- the higher our profitability and margins, even though that could lower our organic growth. This is due to existing staff being able to service existing clients even if the scopes of work or additional client assignments are won. In addition, when new clients are won, the first year of the client relationship is typically the most profitable, as it is often difficult to staff up quickly enough to meet the clients’ needs. As a result, our existing staff will typically work on multiple assignments until new, additional staff can be added, which temporarily keeps our expenses lower as a percentage of revenue. For clients that require additional pass-through costs, those costs (and related services) are typically performed by people outside of MDC Partners.

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In our Management’s Discussion and Analysis (“MD&A”) section of the Form 10-K for the year ended December 31, 2013, we discussed the impact of pass-through costs and the drivers impacting profitability, which are organic revenue changes and staff costs. As noted above, MDC Partners uses all types of media to provide optimal solutions for our clients. Therefore, we believe that highlighting any one form of revenue source in the MD&A would not provide any additional meaningful information to investors. In fact, our agencies typically get hired to deliver a result without specifying the media to be used. Further, during the earnings call management referenced our increase in online, social media and digital revenue as an example of how we are a modern business using whatever media is most beneficial to our clients, as compared to our competitors which focus on a silo approach. That silo approach does not integrate all mediums of advertising, and management was therefore explaining its points of differentiation. The Company will continue to discuss the impact of pass-through costs and the drivers impacting profitability in future filings.

Consolidated Statement of Cash Flows, pages 48-49

3.	With regard to the “Acquisition related payments” line item under financing activities, please tell us the payment amounts attributable to the initial estimated present value of the underlying obligations recorded at the acquisition dates, the accretion of present value and changes in fair value.

Acquisition related payments for the years ended December 31, 2013, 2012 and 2011 consist of initial estimated present value payments of $75,405,000, $58,481,000 and $33,908,000, respectively; accretion of present value of $12,614,000, $7,663,000 and $2,998,000, respectively; and changes in fair value of $31,553,000, $2,581,000 and ($2,619,000), respectively.

There are significant fair value adjustments for the year end December 31, 2013 primarily due to two our agencies exceeding our initial estimates of future growth. In our industry, profitability has the potential to change significantly based on significant new clients wins and significant existing client losses. In this case, two of our agencies had significant client wins and have subsequently continued to grow at a pace in excess of our initial estimates, and we have accordingly adjusted those estimates.

Deferred Acquisition and Contingent Consideration (Earnouts), page 37

Critical Accounting Policies (Business Combinations), page 40

4.	Please further disclose the methods and assumptions that you used to determine the fair value of the deferred acquisition and contingent consideration as of the acquisition and re-measurement dates, including but not limited to the contractual valuation formulas related inputs which you cited in Note 13.

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The Company confirms that future filings will include, in the Critical Accounting Policies (Business Combinations) section under Item 7 of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the following additional disclosures:

•	The Company records the initial deferred acquisition consideration liability based on its estimated present value. The estimated liability is determined in accordance with various contractual valuation formulas that may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period, and, in some cases, the currency exchange rate on the date of payment. These estimates are adjusted quarterly based on changes in current information affecting each subsidiaries current operating results and the impact this information will have on future results included in the calculation of the estimated liability. In addition, change in various contractual valuation formulas as well as adjustments to present value impact quarterly adjustments.

11. Bank Debt, Long-term Debt and Convertible Notes, page 72

5.	In the last paragraph, we note that you referred to restricted subsidiaries (as defined in the indenture). Since you have a consolidated shareholders’ deficit, your net asset base is zero for the purpose of computing your proportionate share of the restricted net assets of your consolidated subsidiaries. Please tell us how you calculated your proportionate share of the restricted net assets of your consolidated subsidiaries for the purposes of providing restricted net assets footnote disclosure pursuant to Rule 4-09(e) of Regulation S-X and parent-only financial statements pursuant to Rule 5-04 of Regulation S-X.

The Company’s disclosure on page 72 of Form 10-K in footnote 11 (Bank Debt, Long-Term Debt and Convertible Notes) discusses the Indenture covenants that restrict MDC’s ability to “pay dividends” and relates to restrictions on dividends that MDC could pay to its shareholders, not on dividends the Company’s restricted subsidiaries can pay to MDC. There are no restrictions on the transferability of any asset from a restricted subsidiary to MDC. Therefore, management believes that Rule 4-08(e) of Regulation S-X and parent-only financial statements pursuant to Rule 5-04 of Regulation S-X, do not apply.

13. Fair Value Measurements, page 79

6.	Please tell us what “grants” and “redemption value” represent.

The term “Grants” as used on page 79 of the Form 10-K (footnote 13 Fair Value Measurement) relates to the initial estimated deferred acquisition payments of new acquisitions completed within that fiscal year.

The term “Redemption value adjustments” as used in the same footnote relates to fair value changes from the Company’s initial estimates of deferred acquisition payments and stock based compensation charges relating to acquisition payments that are tied to continued employment.

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Form 8-K filed February 20, 2014

Exhibit 99.1

7.	The presentation of non-GAAP measures without presenting the most directly comparable GAAP measures appears to attach undue prominence to the non-GAAP measures. For example, we note the non-GAAP measures in your press release headlines and the full year and fourth quarter highlights without the presentation of the most directly comparable GAAP measures. Also, we note your reference to “record results”. However we note your GAAP loss from continuing operations and net loss. Please revise accordingly.

The Company confirms that it will include additional bullet points to reference the Company’s net income/loss when presenting non-GAAP measures.

Schedules 2 and 3

Reconciliation of Operating Income (Loss) to EBITDA

8.	Since you reconcile your non-GAAP measure to operating loss, instead of net loss, please revise your caption of such non-GAAP measure from EBITDA to Adjusted Operating Profit. Otherwise, please reconcile EBITDA to net loss. If you adjust such measure for items other than interest, tax, depreciation, and amortization, please revise the title to “Adjusted EBITDA”.

The Company confirms that it will change future filings to reconcile EBITDA to net income/loss. In addition, if the Company adjusts the measure of EBITDA for items other than interest, tax, depreciation, and amortization, the Company will use the term “Adjusted EBITDA”.

Schedule 4

Free Cash Flow

9.	We note that this measure as currently presented excludes line items that are of an operating nature. Accordingly, we do not believe that it is appropriate to refer to this measure as “free cash flows”. Please revise.

The Company confirms that it will revise all future filings to use the term “Adjusted Free Cash Flow”.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

Enclosures

cc:	Jonathan Groff, Staff Attorney Kathryn Jacobson, Staff Accountant Dean Suehiro, Staff Accountant Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP

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